SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         The Associated Group, Inc.
                              (Name of Issuer)

               Class A Common Stock, par value $.10 per share
               Class B Common Stock, par value $.10 per share
                       (Title of Class of Securities)

                           045651 10 6 (Class A)
                           045651 20 5 (Class B)
                               (CUSIP Number)

                              Myles P. Berkman
                 Executor of the Estate of Jack N. Berkman
                c/o Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10019
                    Attention: Jonathan L. Koslow, Esq.
                               (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 Copies to:

   Scott G. Bruce, Esq.                     Kent A. Coit, Esq.
The Associated Group, Inc.          Skadden, Arps, Slate, Meagher & Flom LLP
  Three Bala Plaza East                     One Beacon Street
        Suite 502                      Boston, Massachusetts 02108
Bala Cynwyd, Pennsylvania 19004              (617) 573-4800
     (610) 660-4910


                                May 28, 1999
           Date of Event which Requires Filing of this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

      CUSIP Nos. 045651 10 6 (Class A)
                 045651 20 5 (Class B)
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Estate of Jack N. Berkman
           13-706-9344
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)
                                                            (a)  ( )
                                                            (b)  (X)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS (See Instructions)

           PF/00 (See Item 3)
      ___________________________________________________________________
      5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Surrogate's Court of New York County, New York
      ___________________________________________________________________

                               7.   SOLE VOTING POWER (See Item 5)
            NUMBER OF                 - 0 -   (Class A)
             SHARES                   - 0 -   (Class B)
           BENEFICIALLY        _____________________________________
             OWNED BY          8.   SHARED VOTING POWER (See Item 5)
              EACH                   2,332,416 (Class A)
            REPORTING                2,410,266 (Class B)
             PERSON            ______________________________________
              WITH             9.   SOLE DISPOSITIVE POWER (See Item 5)
                                       - 0 -   (Class A)
                                     2,410,266 (Class B)
                               ______________________________________
                               10.  SHARED DISPOSITIVE POWER (See Item 5)
                                     2,332,416 (Class A)
                                       - 0 -   (Class B)
      ___________________________________________________________________
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
                2,332,416 (Class A)
                2,410,266 (Class B)
      ___________________________________________________________________
      12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES (See Instructions)                               (X)
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                12.4% (Class A)
                12.4% (Class B)
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON (See Instructions)

           00
      ___________________________________________________________________



 Note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends a Statement on Schedule 13D dated October 3, 1995 (the "Schedule 13D", as amended by this Amendment No. 1, this "Statement"), filed on behalf of the Estate of Jack N. Berkman (the "Estate"), relating to the Class A Common Stock (as defined herein) and the Class B Common Stock (as defined herein). This Amendment No. 1 is being filed to report the Voting Agreement (as defined herein) entered into by the Estate on May 28, 1999, and also reflects certain other transactions by the Estate, including a gift of shares of Class A Common Stock made on behalf of the Estate to the Sybiel Berkman Foundation (the "SBF") and a gift of shares of Class B Common Stock made on behalf of the Estate to Harvard University. The share amounts set forth in this Amendment No. 1 reflect the two-for-one split of the Class A Common Stock and the Class B Common Stock, effected by a stock dividend paid on October 27, 1997, so that any share amounts relating to an event preceding such stock split reflects such stock split as if such stock split preceded such event.

           Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, this Amendment No. 1 amends, supplements and restates, as of the date set forth on the signature page below, the Schedule 13D.

 Item 1.  Security and Issuer.

      The titles of the classes of equity securities to which this Statement relates are the Class A Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class A Common Stock"), and the Class B Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class B Common Stock" and together with the Class A Common Stock, the "Company Common Stock"), of The Associated Group, Inc., a Delaware corporation (the "Company"), 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

 Item 2.  Identity and Background.

      (a)-(c) and (f) This Statement is filed on behalf of the Estate of Jack N. Berkman (the "Estate"). The business address of the Estate is c/o Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022, Attention: Jonathan L. Koslow, Esq.

      On October 3, 1995, the Surrogate's Court of New York County, New York, issued Preliminary Letters Testamentary, a copy of which was attached as Exhibit A to the Schedule 13D, and is incorporated herein by reference (such Exhibit has been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T), and subsequently, on January 3, 1996, issued Full Letters Testamentary (the "Letters Testamentary"), to the following individuals, as executors of the Estate: Lillian R. Berkman, Myles P. Berkman and Donald H. Jones (each an "Executor", and collectively the "Executors").

      Ms. Lillian R. Berkman, the wife of the late Mr. Jack N. Berkman at the time of his death, is a Vice President of the Company. Her principal business address is c/o The Associated Group, Inc., 650 Madison Avenue, 25th Floor, New York, New York 10022.

      Mr. Myles P. Berkman, the son of the late Mr. Jack N. Berkman, is Chairman, Chief Executive Officer, President and Treasurer of the Company. His principal business address is c/o The Associated Group, Inc., 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

      Mr. Donald H. Jones is the Chairman of Triangle Capital Corporation, a firm engaged in the development of new business enterprises and investment activities. His principal business address is c/o Triangle Capital Corporation, Two Gateway Center, 17th Floor, Pittsburgh, Pennsylvania 15222.

      The three Executors share equally the power to dispose of and vote the shares of Company Common Stock beneficially owned by the Estate. Each of the Executors is a citizen of the United States.

      (d) and (e) During the past five years, none of the Estate, Ms. Lillian R. Berkman, Mr. Myles P. Berkman or Mr. Donald H. Jones has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

 Item 3. Source and Amount of Funds or Other Consideration.

      The shares of Company Common Stock which were the subject of the
 Schedule 13D devolved to the Estate, without consideration, upon the death of Mr. Jack N. Berkman on August 3, 1995.

      The Estate beneficially owned, at the time the Schedule 13D was filed, 2,532,416 shares of Class A Common Stock. On June 20, 1996, the Executors made a gift, on behalf of the Estate, of 200,000 shares of Class A Common Stock to the SBF. Mr. Myles P. Berkman and Ms. Lillian R. Berkman are the trustees of the SBF. As of the date of this Amendment No. 1, the Estate beneficially owns 2,332,416 shares of Class A Common Stock.

      The Estate beneficially owned, at the time the Schedule 13D was filed, 2,560,266 shares of Class B Common Stock, which amount included options to purchase 27,850 shares of Class B Common Stock (the "Estate Options"). In June, 1996, the Executors exercised, on behalf of the Estate, all of the outstanding Estate Options for 27,850 shares of Class B Common Stock, at an exercise price of $.45 per share which was paid from funds in the Estate. On February 27, 1997, the Executors made a gift, on behalf of the Estate, of 150,000 shares of Class B Common Stock to Harvard University. As of the date of this Amendment No. 1, the Estate beneficially owns 2,410,266 shares of Class B Common Stock.

      At the time the Schedule 13D was filed, the Estate owned approximately a 3.5% interest in the Kagan Stock Fund, an investment fund which held shares of Company Common Stock. The Estate did not have voting or dispositive power over the shares held in the Kagan Stock Fund and, therefore, excluded and disclaimed beneficial ownership of all such shares in the Schedule 13D. On February 1, 1996, the Estate sold its interest in Kagan Stock Fund and received total proceeds in the amount of $640,899.

      As an inducement for AT&T Corp., a New York corporation ("AT&T"), and Liberty Media Corporation, a Delaware corporation ("Liberty"), to enter into the Agreement and Plan of Merger, dated as of May 28, 1999, by and among AT&T, Liberty, A-Group Merger Corp., a wholly owned subsidiary of AT&T ("Merger Sub"), and the Company (the "Merger Agreement"), and in consideration thereof, the Estate entered into the Voting Agreement (described in Item 4 of this Statement and incorporated herein by reference). Except as set forth in the preceding sentence, neither AT&T nor Liberty paid any consideration in connection with entering into the Voting Agreement.

 Item 4.  Purpose of the Transaction.

      Subject to the terms of the Voting Agreement (as defined below), and to the conversion of shares of Company Common Stock pursuant to the Merger (as defined below), the Estate intends to hold the shares of Company Common Stock which are the subject of this Statement, for investment. However, in order to satisfy testamentary bequests, taxes and estate administration expenses, and depending on, among other things, fiduciary duties, market conditions and business developments, the Estate may from time to time, subject to the terms of the Voting Agreement with respect to the shares of Class A Common Stock beneficially owned by the Estate, dispose of some or all of the shares of Company Common Stock beneficially owned by the Estate. Additionally, although it has no present intention of doing so, and depending on, among other things, fiduciary duties, market conditions and business developments, the Estate may from time to time acquire additional shares of Company Common Stock.

      The purpose of the gifts of 200,000 shares of Class A Common Stock to the SBF and 150,000 shares of Class B Common Stock to Harvard University made by the Estate was to satisfy testamentary bequests under Jack N. Berkman's will. The Estate sold its interest in the Kagan Stock Fund for investment purposes.

      On May 28, 1999, the Company entered into the Merger Agreement providing, upon the terms and subject to the conditions set forth therein, for the acquisition of the Company by means of a merger of the Company and Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger. At the effective time of the Merger (the "Effective Time") each share of Class A Common Stock and Class B Common Stock will be converted into AT&T common stock and Class A Liberty Media Group Stock of AT&T. Consummation of the Merger is subject to the approval of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

      On May 28, 1999, the Estate and certain other stockholders of the Company (the "Stockholders") entered into a voting agreement (the "Voting Agreement") with AT&T and Liberty. The Voting Agreement was entered into by the Estate as an inducement to AT&T and Liberty to enter into the Merger Agreement and in consideration thereof.

      Pursuant to the Voting Agreement, the Estate has agreed with Liberty, severally and not jointly with the other Stockholders, to vote all of the shares of Company Common Stock that it has the right to vote or direct the voting as of the applicable record date (a) in favor of adoption and approval of the Merger Agreement and the Merger, and (b) against any other merger, consolidation, reorganization, other business combination, or recapitalization involving the Company, for the acquisition of a 25% or greater interest in the equity of the Company, for the acquisition of the right to cast 25% or more of the votes on any matter with respect to the Company, or for the acquisition of more than 25% of the assets of the Company and certain of its subsidiaries, taken as a whole (an "Alternative Proposal").

      In addition, in the Voting Agreement, the Estate has agreed with Liberty that it will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, a "Transfer"), or agree or contract to Transfer, any shares of Class A Common Stock (or interest therein) subject to the Voting Agreement with respect to which the Estate directly or indirectly controls the right to Transfer, except that it may
 (i) pledge such shares of Class A Common Stock so long as it retains full voting rights with respect to such pledged shares (even in the event of foreclosure by the pledgee), or (ii) Transfer to any person or entity (including without limitation an estate) who or which shall have agreed in writing with Liberty to be bound by the Voting Agreement. The Voting Agreement imposes no restrictions on the ability of the Estate to transfer or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock beneficially owned by it.

      The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms, provided, however, that if the Merger Agreement is terminated as a result of (A) the stockholders of the Company failing to approve the Merger Agreement and Merger, or (B) the Company's Board of Directors withdrawing or modifying (in a manner adverse to AT&T or Liberty) its approval or recommendation of the Merger, or approving, recommending or authorizing the Company to enter into, an agreement with respect to an Alternative Proposal, then the Voting Agreement shall terminate upon the earlier of (A) six months after such termination of the Merger Agreement, or (B) the date of payment of any termination fee that may be payable as a result of such termination of the Merger Agreement.

      The foregoing description of the Merger Agreement and the Merger, and the Voting Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, a copy of which, in the case of the Merger Agreement, is incorporated by reference as Exhibit E hereto and, in the case of the Voting Agreement, is attached hereto as Exhibit F, both of which agreements are incorporated herein by reference.

      With respect to the Company and except as set forth or incorporated by reference in this Statement, the Estate currently has no plans or proposals which would relate to or which would result in:

      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)  any action similar to any of those enumerated above.

 Item 5.  Interest in Securities of the Issuer.

      (a) and (b) The Estate beneficially owns 2,332,416 shares of Class A Common Stock and 2,410,266 shares of Class B Common Stock. The 2,332,416 shares of Class A Common Stock represent approximately 12.4% of the total number of shares of such class outstanding as of May 28, 1999, and the 2,410,266 shares of Class B Common Stock represent approximately 12.4% of the total shares of such class outstanding as of May 28, 1999.

      The shares of Company Common Stock reported herein as beneficially owned by the Estate do not include any shares of Company Common Stock beneficially owned by the Executors in their respective individual capacities or otherwise (except for such shares beneficially owned by them solely by virtue of their status as Executors). To the best of the Estate's knowledge, as of the date hereof shares of Company Common Stock are beneficially owned by the Executors as follows (excluding the shares of Company Common Stock beneficially owned by the Estate): Ms. Lillian R. Berkman beneficially owns approximately 901,604 shares of Class A Common Stock and 701,604 shares of Class B Common Stock; Mr. Myles P. Berkman beneficially owns 1,152,580 shares of Class A Common Stock and 1,694,080 shares of Class B Common Stock; and Mr. Donald H. Jones beneficially owns 80,622 shares of Class A Common Stock and 159,372 shares of Class B Common Stock.

      By virtue of the Voting Agreement, the Estate may be deemed to have formed a "group" with Liberty, for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. However, the Estate expressly declares that the filing of this Statement shall not be construed as an admission by it, and the Estate expressly disclaims, that it has formed or is a member of any such group, and it disclaims beneficial ownership of any shares of Company Common Stock that may be beneficially owned or be deemed to be beneficially owned by Liberty or any such group.

      By virtue of the Voting Agreement, the Estate may be deemed to share with Liberty the power to vote or direct the vote of the shares of Company Common Stock, and the power to dispose or direct the disposition of the shares of Class A Common Stock, beneficially owned by the Estate as described above. However, (i) Liberty is not entitled to any rights as a stockholder of the Company as to any such shares of Class A Common Stock or Class B Common Stock and (ii) the filing of this Amendment No. 1 should not be construed as an admission that the Estate, and the Estate expressly disclaims that it, shares such voting or dispositive power with Liberty.

      (c) Except for the entering into the Voting Agreement, as described above, the Estate has not effected any transaction in the shares of Company Common Stock during the past sixty days.

      (d) With respect to the shares of Company Common Stock held by the Estate described in Item 5(a) above, subject to the terms of Mr. Jack N. Berkman's will (the beneficiaries of which indirectly include Myles P. Berkman, his brothers Monroe Berkman and Stephen Berkman and, under certain circumstances, their respective spouses and descendants), the Estate is not aware of any other person who may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such shares.

      (e)  Not applicable.

 Item 6.   Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

      Reference is made to the descriptions of the Letters Testamentary, the Estate Options and the Voting Agreement in Items 2, 3 and 4 above, which descriptions are incorporated herein by reference. Reference is also made to Item 5(d) above for information relating to Mr. Jack N. Berkman's will, which information is incorporated herein by reference.

      Except as described or incorporated by reference in the Schedule 13D, as amended by this Amendment No. 1, the Estate does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits.

      Exhibit A:  Preliminary Letters Testamentary*
      Exhibit B:  Acknowledgment and Consent*
      Exhibit C:  Full Letters Testamentary
      Exhibit D:  Acknowledgment and Consent
      Exhibit E:  Merger Agreement**
      Exhibit F:  Voting Agreement


 -----------------------

* The Preliminary Letters Testamentary and the Acknowledgment and Consent were filed as Exhibits A and B, respectively, to the Schedule 13D. Such Exhibits have been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

** Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 11, 1999

                                    THE ESTATE OF JACK N. BERKMAN



                                    /s/ Myles P. Berkman
                                    --------------------------------
                                    Name:  Myles P. Berkman
                                    Title: Executor



                               EXHIBIT INDEX

 Exhibit        Description
 -------        -----------

 A              Preliminary Letters Testamentary*

 B              Acknowledgment and Consent*

 C              Full Letters Testamentary

 D              Acknowledgment and Consent (without exhibit)

 E              Merger Agreement**

 F              Voting Agreement

----------------------

* Incorporated herein by reference to the Schedule 13D dated October 3, 1995 and filed with the Securities and Exchange Commission on October 10, 1995. Such Exhibits have been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

** Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.